Exhibit 99.2

Frankly Media, a Subsidiary of Engine Media, Announces Esports Media Partnership to Monetize Digital Properties

Esports.gg is initial focus for direct and programmatic advertising to maximize revenue

TORONTO, ON, Canada – July 9, 2021 – Engine Media Holdings, Inc. (“Engine” or the “Company”; TSX-V: GAME; NASDAQ: GAME), a company focused on developing premium consumer experiences, as well as technology and content solutions for partners in the esports, news and gaming sectors, today announced that its wholly-owned subsidiary, Frankly Media (“Frankly”) has announced a partnership with Esports Media Inc. (“Esports Media”), a multimedia company that powers the news outlet Esports.gg. The partnership with Esports Media is an important addition to Engine’s existing esports and sporting publishing partnerships, which also includes the Vegas Sports & Information Network.

Frankly Media powers digital content monetization for esports, news, and lifestyle publishers through its advertising solutions, services, and technologies. The partnership will allow Frankly to provide expert guidance and day-to-day management to monetize Esports Media’s digital properties including the news outlet Esports.gg through direct and programmatic advertising.

Frankly will also analyze and optimize the total Esports.gg supply, identify revenue growth opportunities, integrate Engine’s advertising stack, and focus on maximizing overall revenue and improved operational efficiencies. Through the partnership, Frankly Media will provide audience insights and close data gaps to unlock new revenue channels, and deliver more value to Esports Media’s advertisers while remaining relevant.

Benj Smith, Head of Frankly Media, stated, “This exciting partnership will allow us to leverage our expertise and technology to help Esports Media unlock new revenue channels and grow their share of ad spend. Esports.gg is an exciting new platform and we are proud to partner with them as they continue to grow as a company.”

“Partnering with esports media partners such as Esports Media is critically important to Engine Media’s long-term plans,” added Engine Media’s Chief Executive Officer Lou Schwartz. “Another important piece for us was the quality of Esports.gg as an engagement channel and we are thrilled to begin this partnership with Christian and his world-class team of esports veterans.”

Christian Bishop, Esports Media’s Founder, commented, “We are thrilled to announce this partnership with Frankly and be able to work with its experienced management team. There are a lot of great publications in esports working hard to build a sustainable business. This partnership, along with previously announced partnerships with Midnite and Razer, will play a critical role in our ability to scale up our content creation across the board and create new innovative content for our community.”

Esports.gg is backed by a multitude of esports veterans, with its leadership team comprising of Vindex’s Sundance Digiovanni and Adam Apicella, AJ Vaynerchuk of Vayner Media, ESL’s Kevin Rosenblatt, Snapchat’s John Imah, plus Rishi Chadha and Justin Dellario, from Twitter and Twitch, respectively.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (TSX-V: GAME) (NASDAQ: GAME). The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games , a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esport community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

About Frankly Media

Frankly Media provides a complete suite of solutions that give publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue. Frankly delivers publishers and their audiences the solutions to meet the dynamic challenges of a multi-screen content distribution world.

Frankly’s comprehensive advertising services maximize ROI for our customers, including direct sales and programmatic ad support. With the release of our server-side ad insertion (SSAI) platform, Frankly is well-positioned to help video producers take full advantage of the growing market in addressable advertising.

Frankly’s technology products include a groundbreaking online video platform for Live, VOD and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku.

About Esports Media Inc.

Esports Media Inc. is a multimedia company that powers the news outlet Esports.gg. The company launched in March 2021. Esports.gg is a competitive gaming news and analysis outlet that provides daily content produced by players and experts within their respective titles.

Christian Bishop is the Founder of Esports Media Inc. The remaining leadership team members include Vindex’s Sundance Digiovanni and Adam Apicella, AJ Vaynerchuk of Vayner Media, ESL’s Kevin Rosenblatt, Snapchat’s John Imah, Rishi Chadha from Twitter, and Justin Dellario from Twitch.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, including the closing of the Sideqik acquisition and the consideration to be paid, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time, including assumptions as to the performance of Engine’s stock price and business operations and its ability to raise financing. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869